Exhibit 12
DISCOVERY COMMUNICATIONS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(unaudited; in millions, except ratio amounts)

	Years Ended December 31,
	2014		2013		2012		2011		2010
Earnings:
Income from continuing operations, net of taxes(a)	$1,137		$1,077		$956		$1,136		$659
Add:
Provision for income taxes(a)	610		659		562		427		293
(Income) loss from equity investees, net	(23)		(18)		86		35		57
Distributions of income from equity investees	22		14		20		30		15
Total interest expense	333		309		251		211		207
Portion of rents representative of the interest factor	48		31		22		26		28
Earnings, as adjusted	$2,127		$2,072		$1,897		$1,865		$1,259
Fixed charges:
Total interest expense	$333		$309		$251		$211		$207
Portion of rents representative of the interest factor	48		31		22		26		28
Total fixed charges	$381		$340		$273		$237		$235
Preferred stock dividends	—		—		—		—		1
Total combined fixed charges and preferred stock dividends	$381		$340		$273		$237		$236
Ratio of earnings to fixed charges	5.6	x	6.1	x	6.9	x	7.9	x	5.4	x
Ratio of earnings to combined fixed charges and preferred stock dividends	5.6	x	6.1	x	6.9	x	7.9	x	5.3	x

(a) On September 17, 2012, the Company sold its postproduction audio business, whose results of operations have been reclassified to discontinued operations for all periods presented. (See Note 3 to the accompanying consolidated financial statements.)